Confidential Treatment Requested by Arctic Cat Inc.

AI-0001

April 12, 2013

FOIA CONFIDENTIAL TREATMENT REQUEST. CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 (17 C.F.R. § 200.83) OF THE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS.

Via EDGAR

Mr. David R. Humphrey

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arctic Cat Inc.

Form 10-K for the Year Ended March 31, 2012

Filed on June 8, 2012

File No. 000-18607

Dear Mr. Humphrey:

Arctic Cat Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 7, 2013 regarding the above referenced Annual Report on Form 10-K for the fiscal year ended March 31, 2012 (the “Form 10-K”). We appreciate the Staff’s prompt consideration of this response.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for certain of the information in this letter, including certain information in Exhibits 1 and 2 thereto, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. The Company’s response is being provided to the Staff in its entirety, with the portions for which the Company is requesting confidential treatment underlined and italicized. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations. Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Please address any notification of a request for access to such information to Timothy C.

Confidential Treatment Requested by Arctic Cat Inc.

AI-0002

Delmore, Chief Financial Officer, Arctic Cat Inc., 505 North Highway 169, Suite 1000, Plymouth, MN 55441, telephone number (763) 354-1791.

Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff in hard copy, and the redactions have been noted in the EDGAR version by bracketed asterisks (“[*]”).

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Arctic Cat Inc.” and each page is marked for the record with the identifying numbers and code “AI-0001” through “AI-0007.”

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

In this letter, we have recited each Staff comment in bold type and have followed each comment with the Company’s response in regular type. References in this letter to “we,” “our” or “us” mean the Company and its consolidated subsidiaries.

Balance Sheet, page 32

1.	It appears that a significant amount of machinery, equipment and tooling may have been retired in the fourth quarter of fiscal 2012. Please advise us as to the nature and location of the assets retired. In addition, describe the anticipated impact of this retirement upon future operations and/or cash flows, if significant. For example, indicate the extent to which you expect to replace these assets in the near term.

Response:

The Company respectfully advises the Staff that the assets retired in the fourth quarter of fiscal 2012 were primarily fully depreciated tooling assets totaling $61.9 million that were located at various vendor locations. Tooling assets are typically jigs, dies, molds or other specialty tools that vendors use to manufacture specific component parts for our snowmobiles or All-Terrain Vehicles (“ATVs”). We depreciate tooling over three years. On average this tooling wears out or becomes out of date after three years, which is consistent with the time period we have historically introduced significant model changes to our snowmobile and ATV lines; however, some tools can be used beyond three years depending on the circumstances. We have typically retained the value of tooling assets on our books consistent with the common interpretations of ASC 360: “All in service property should be reported gross. However, if retirements are not recorded because detailed property records are not maintained, as is generally the case for small tools, dies, and similar items, or for other reasons, it is desirable to remove the estimated cost of fully depreciated assets and the related depreciation from the accounts rather than to allow the gross amounts to increase indefinitely.” Several factors contributed to the Company’s removal of fully depreciated tooling costs in fiscal 2012 including the introduction of a large number of new snowmobile and ATV models, the planned transition of engine manufacturing from Suzuki as announced during fiscal 2013 and a general review of the continued utilization of capitalized tooling. The Company is currently investing approximately $16 to $20 million per year on machinery, equipment and tooling. Accordingly these retirements are not expected to affect future operations or cash flows.

Confidential Treatment Requested by Arctic Cat Inc.

AI-0003

Note K. Segment Reporting, page 49

2.	In view of the apparent differences in the nature of the various product lines that you offer, please describe the factors currently used by management to identify your reportable segments as contemplated by ASC 280-10-50-21. In this regard, we understand from your previous correspondence, dated September 18, 2008, that it was your plan to reorganize your management group and to develop discrete financial information by product line in fiscal 2009. As a result, you expected to identify three operating segments (ATVs, snowmobile and parts and garments and accessories). It was also your view that these three operating segments would qualify for aggregation for reporting purposes pursuant to ASC 280-10-50-1. Supplementally and in detail, please advise us as to your present conclusions regarding the existence of operating segments and/or reporting segments as of the balance sheet date. Explain the basis for your conclusions and provide us with numerical support as appropriate.

Response:

The Company prepares and uses product line information, mainly sales and margin data, to analyze and assess its business. Product line information is available for each separate category of products, namely (1) snowmobile, (2) ATV, and (3) a large variety of miscellaneous other items that we caption as parts, garments and accessories (“PG&A”). Based on the guidance in ASC 280-10-50, the Company believes each of these groups represents a segment. For purposes of financial reporting, the Company presents these in two reportable segments (1) Snowmobile and ATV; and, (2) Parts, Garments and Accessories.

With respect to snowmobile and ATV, the Company believes aggregating these segments is appropriate for the following reasons:

Nature of products and services. The Company believes these product lines are very similar in nature as they relate to motorized recreational activities used in predominately off-road applications.

Nature of production process. The method of engineering, purchasing components and assembly line production is very similar for both product lines. The Company has common vendors who supply production materials for both ATVs and snowmobiles, as well as parts and accessories. The Company has been building engines for the majority of its ATV product line; however, the overall production process remains similar to the snowmobile product line. The Company’s production lines have the ability to build ATVs or snowmobiles, as needed. Additionally, the Company’s production line personnel have the ability to work on either production line during peak production times. In fiscal 2014, the Company will begin to build snowmobile engines in the same plant that ATV engines are being built. The snowmobile and ATV businesses are complimentary given the seasonality of the snowmobile business and the year around nature of the ATV business. This allows the Company to use its production and distribution infrastructure for the entire year.

Confidential Treatment Requested by Arctic Cat Inc.

AI-0004

The type or class of customer. The type or class of customer is similar for both product lines as the Company only sells and distributes its products through a network of independently owned and operated dealers or distributors throughout the world. Most of the Company’s dealers located in climates conducive to snowmobiling carry both ATVs and snowmobiles. The Company does not sell its vehicle products directly to retail consumers. The dealer network has very similar demographics and demonstrates significant brand loyalty.

Method to distribute products or services. All product lines are sold through a dealer network, including parts, garments and accessories. Many dealers sell both snowmobiles and ATVs. All dealers sell parts, garments and accessories.

Nature of regulatory environment. Nearly all locations where the Company’s products are sold or operated require registration. The Company’s product lines must conform to federal, state and local emission standards and safety warnings. Usually the same government agencies regulate the operational requirements for the Company’s products or issue permits for their use/operation.

Exhibit similar economic characteristics. ATV and snowmobile production is based on expected dealer order levels. The Company believes there are several economic factors that characterize these products including price per unit, sources of production materials, working capital needs and retail customers who spend discretionary income to purchase a recreational product. The Company’s production line manufacturing equipment investment to build both ATVs and snowmobiles also exhibits similar long-term characteristics such as total investment and operating and maintenance costs. Over the past several years the difference between gross margins for snowmobiles and ATVs have continued to narrow and as noted in Exhibit 1, are now relatively close in magnitude. The Company expects that with continued increasing ATV volumes, gross margins will continue to improve and more closely match snowmobile margins.

Exhibit 1 – Snowmobile and ATV Sales and Gross Margin contains updated information previously provided that the Company still continues to use to manage it product lines.

3.	As a related matter, please tell us more about the product line grouping labeled “Parts, garments and accessories”. Specifically, please quantify the percentage of related revenue provided by each individual product line and indicate the gross margin earned on the revenue. This schedule should be provided for each period for which an income statement has been presented. We may have further comments upon review of your response.

Response:

Part I, Item 1 of our Form 10-K on page 3 includes a more detailed discussion of the product line grouping labeled “Parts, garments and accessories.” Generally speaking, PG&A comprises over 50,000 SKUs with a wide range of prices and margins and these products are sold primarily to the same dealers who market our snowmobiles and ATVs. The products we carry vary from

Confidential Treatment Requested by Arctic Cat Inc.

AI-0005

year-to-year depending on the maintenance needs for snowmobile and ATV units, the age of vehicles in use and whether models are introduced or retired. In some cases parts and accessories are interchangeable – for example a windshield may be an accessory upgrade for one consumer whose vehicle was not equipped with that part at purchase but it is a replacement part for another consumer whose windshield has cracked. Additionally we have discretion over whether an item is considered a replacement part or an accessory depending on several factors, including frequency of purchase, whether the item is necessary for the proper operation of the vehicle and whether the source of the item is manufactured internally or sourced from a third party vendor. Thus, PG&A is more appropriately a descriptive label than distinctive groupings of items. There is a single general manager (a segment manager) overseeing the operations of PG&A. In no case are the revenues associated with any individual SKU significant and because of the nature and economic characteristics of the items (specifically the margins earned), the Company does not believe PG&A should be aggregated with the snowmobile and ATV reporting segment. In response to the Staff’s comment, the Company has provided, in Exhibit 2, financial information for PG&A.

Exhibit 2 – PG&A Sales and Gross Margin provides the percentage of total revenue provided by each product line in parts, garments and accessories and the related gross margin earned on that revenue.

*   *   *   *   *

In connection with the foregoing responses and per your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact me at the below number or email address so that I can respond promptly to your questions or concerns.

Sincerely,

/s/ Timothy C. Delmore
Timothy C. Delmore
Chief Financial Officer
Phone: (763) 354-1791
Email: tdelmore@arcticcatinc.com

cc:	John Houston, Esq., Fredrikson & Byron, P.A.

Amy Geddes, Securities and Exchange Commission

Margery Reich, Securities and Exchange Commission

Confidential Treatment Requested by Arctic Cat Inc.

AI-0006

Exhibit 1 – Snowmobile and ATV Sales and Gross Margin

Rule 83 confidential treatment request made by Arctic Cat Inc.; request Number 1

FY10

	Snow		ATV		Total
	3/31/2010%		3/31/2010%		3/31/2010%
Net Sales	$162,918	46.4%	$187,953	53.6%	$350,871	100.0%
Gross Margin	$ [*] [*]	%	$ [*] [*]	%	$41,654	11.9%

FY11

	Snow		ATV		Total
	3/31/2011%		3/31/2011%		3/31/2011%
Net Sales	$181,965	50.1%	$181,050	49.9%	$363,015	100.0%
Gross Margin	$ [*] [*]	%	$ [*] [*]	%	$60,232	16.6%

FY12

	Snow		ATV		Total
	3/31/2012%		3/31/2012%		3/31/2012%
Net Sales	$250,438	52.5%	$226,891	47.5%	$477,329	100.0%
Gross Margin	$ [*] [*]	%	$ [*] [*]	%	$88,806	18.6%

[*]	CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

Confidential Treatment Requested by Arctic Cat Inc.

AI-0007

Exhibit 2 – PG&A Sales and Gross Margin

Rule 83 confidential treatment request made by Arctic Cat Inc.; request Number 2

FY10

	Parts and Accessories		Garments		Total	Total Consolidated
	3/31/2010		3/31/2010		3/31/2010	3/31/2010
Net Sales	$	[*]	$	[*]	$99,857	$450,728
% of Consolidated Sales		[*]		[*]	22.2%	100.0%
Gross Margin	$	[*]	$	[*]	$41,582	$83,236
Gross Margin %		[*]		[*]	41.6%

FY11

	Parts and Accessories		Garments		Total	Total Consolidated
	3/31/2011		3/31/2011		3/31/2011	3/31/2011
Net Sales	$	[*]	$	[*]	$101,636	$464,651
% of Consolidated Sales		[*]		[*]	21.9%	100.0%
Gross Margin	$	[*]	$	[*]	$41,277	$101,509
Gross Margin %		[*]		[*]	40.6%

FY12

	Parts and Accessories		Garments		Total	Total Consolidated
	3/31/2012		3/31/2012		3/31/2012	3/31/2012
Net Sales	$	[*]	$	[*]	$107,939	$585,268
% of Consolidated Sales		[*]		[*]	18.4%	100.0%
Gross Margin	$	[*]	$	[*]	$41,813	$130,619
Gross Margin %		[*]		[*]	38.7%

[*]	CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.